UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

T Stamp Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

873048300
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name Of Reporting Persons Sally R. Hanna
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		1,412,326(a)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		1,412,326(a)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 1,412,326(a)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented By Amount In Row 9 5.8%
12	Type Of Reporting Person (See Instructions) IN

(a)	Includes 1,412,326 shares of Class A Common Stock, $0.01 par value per share, held by FSH Capital, LLC for which Sally R. Hanna is the Manager.

1	Name Of Reporting Persons FSH Capital, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Nevada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		1,412,326
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		1,412,326
9	Aggregate Amount Beneficially Owned By Each Reporting Person 1,412,326
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented By Amount In Row 9 5.8%
12	Type Of Reporting Person (See Instructions) OO

1	Name Of Reporting Persons Frank J. Hanna, III
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		1,412,327(a)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		1,412,327(a)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 1,412,327(a)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented By Amount In Row 9 5.8%
12	Type Of Reporting Person (See Instructions) IN

(a)

Includes 1,412,327 shares of Class A Common Stock, $0.01 par value per share, held by Bravo One Company, Inc. as Trustee for The Hummingbird Trust (the “Trust”). Bravo One Company, Inc. is owned by Frank J. Hanna, III.

1	Name Of Reporting Persons Bravo One Company, Inc.
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Nevada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		1,412,327(a)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		1,412,327(a)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 1,412,327(a)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented By Amount In Row 9 5.8%
12	Type Of Reporting Person (See Instructions) CO

(a)	Includes 1,412,327 shares of Class A Common Stock, $0.01 par value per share, held by Bravo One Company, Inc. as Trustee for the Trust. Bravo One Company, Inc. is owned by Frank J. Hanna, III.

1	Name Of Reporting Persons Bravo One Company, Inc. as Trustee for The Hummingbird Trust
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization Nevada
	5	Sole Voting Power
Number of		0
Shares	6	Shared Voting Power
Beneficially		1,412,327(a)
Owned By	7	Sole Dispositive Power
Each		0
Reporting	8	Shared Dispositive Power
Person With		1,412,327(a)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 1,412,327(a)
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented By Amount In Row 9 5.8%
12	Type Of Reporting Person (See Instructions) OO

(a)         Includes 1,412,327 shares of Class A Common Stock, $0.01 par value per share, held by Bravo One Company, Inc. as Trustee for the Trust. Bravo One Company, Inc. is owned by Frank J. Hanna, III.

Item 1 (a).	Name of Issuer:

T Stamp Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

3017 Bolling Way NE, Floors 1 and 2

Atlanta, Georgia 30305

Item 2 (a).	Name of Person Filing:

Sally R. Hanna

FSH Capital, LLC

Frank J. Hanna, III

Bravo One Company, Inc.

Bravo One Company, Inc. as Trustee for The Hummingbird Trust

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

Sally R. Hanna

Five Concourse Parkway, Suite 300

Atlanta, Georgia 30328

FSH Capital, LLC

3883 Howard Hughes Parkway, Suite 500

Las Vegas, Nevada 89169

Frank J. Hanna, III

Five Concourse Parkway, Suite 300

Atlanta, Georgia 30328

Bravo One Company, Inc.

3883 Howard Hughes Parkway, Suite 500

Las Vegas, Nevada 89169

Bravo One Company, Inc. as Trustee for The Hummingbird Trust

3883 Howard Hughes Parkway, Suite 500

Las Vegas, Nevada 89169

Item 2 (c).	Citizenship:

Sally R. Hanna – United States

FSH Capital, LLC – Nevada

Frank J. Hanna, III – United States

Bravo One Company, Inc. – Nevada

Bravo One Company, Inc. as Trustee for The Hummingbird Trust – Nevada

Item 2 (d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value per share

Item 2 (e).	CUSIP Number:

873048300

Item 3.	Not applicable

Item 4.	Ownership

(a) Amount beneficially owned:

Sally R. Hanna – 1,412,326

FSH Capital, LLC – 1,412,326

Frank J. Hanna, III – 1,412,327

Bravo One Company, Inc. – 1,412,327

Bravo One Company, Inc. as Trustee for The Hummingbird Trust – 1,412,327

Includes (i) 1,412,326 shares of T Stamp Inc.’s (the “Company”) Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), held by FSH Capital, LLC and (ii) 1,412,327 shares of the Company’s Class A Common Stock held by Bravo One Company, Inc. as Trustee for The Hummingbird Trust (the “Trust”). Bravo One Company, Inc., which is owned by Frank J. Hanna, III, is the trustee for the Trust.

(b) Percent of class:

Sally R. Hanna – 5.8%

FSH Capital, LLC – 5.8%

Frank J. Hanna, III – 5.8%

Bravo One Company, Inc. – 5.8%

Bravo One Company, Inc. as Trustee for The Hummingbird Trust – 5.8%

Based on 24,271,512 shares of the Company’s Class A Common Stock outstanding as of January 18, 2023, as reported in the Company’s Form 10-Q/A for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on January 19, 2023.

(c) Number of shares as to which such person has:

(i)         Sole power to vote or direct the vote:

Sally R. Hanna – 0

FSH Capital, LLC – 0

Frank J. Hanna, III – 0

Bravo One Company, Inc. – 0

Bravo One Company, Inc. as Trustee for The Hummingbird Trust – 0

(ii)         Shared power to vote or direct the vote:

Sally R. Hanna – 1,412,326

FSH Capital, LLC – 1,412,326

Frank J. Hanna, III – 1,412,327

Bravo One Company, Inc. – 1,412,327

Bravo One Company, Inc. as Trustee for The Hummingbird Trust – 1,412,327

(iii)         Sole power to dispose or to direct the disposition of:

Sally R. Hanna – 0

FSH Capital, LLC – 0

Frank J. Hanna, III – 0

Bravo One Company, Inc. – 0

Bravo One Company, Inc. as Trustee for The Hummingbird Trust – 0

(iv)         Shared power to dispose or to direct the disposition of:

Sally R. Hanna – 1,412,326

FSH Capital, LLC – 1,412,326

Frank J. Hanna, III – 1,412,327

Bravo One Company, Inc. – 1,412,327

Bravo One Company, Inc. as Trustee for The Hummingbird Trust – 1,412,327

Item 5.         Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [      ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.         Identification and Classification of Members of the Group

Not applicable

Item 9.         Notice of Dissolution of Group

Not applicable

Item 10.         Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Sally R. Hanna
Sally R. Hanna

FSH Capital, LLC, a Nevada limited liability company

	By:	/s/ Sally R. Hanna
	Name:	Sally R. Hanna
	Title:	Manager

/s/ Frank J. Hanna, III
Frank J. Hanna, III

Bravo One Company, Inc., a Nevada corporation

	By:	/s/ Joshua C. Miller
	Name:	Joshua C. Miller
	Title:	Assistant Secretary

Bravo One Company, Inc., as Trustee for The Hummingbird Trust

	By:	/s/ Joshua C. Miller
	Name:	Joshua C. Miller
	Title:	Assistant Secretary

Exhibit Index

Exhibit A         Joint Filing Agreement Pursuant to Rule 13d-1(k)